Annual Report 2012

PEOPLE

POTENTIAL

PRODUCT

PURPOSE

PERFORMANCE






APPLIED
Industrial Technologies®

POTENTIAL

PEOPLE
PRODUCT
PURPOSE
PERFORMANCE

Applied Industrial Technologies is a leading industrial distributor that offers more than four million parts to serve the needs of MRO and OEM customers in virtually every industry. In addition, Applied® provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training and inventory management solutions that provide added value to its customers.





Applied at a Glance

Headquarters: Cleveland, Ohio, USA

Operating Facilities: More than 500 in the United States, Canada, Mexico, Puerto Rico, Australia and New Zealand

E-Commerce: www.Applied.com

Distribution Centers: 9

Stock Keeping Units (SKUs) Available to Customers: More than 4 million

Product Manufacturers: More than 2,000

Stock Ticker Symbol: AIT, listed on the New York Stock Exchange

Employee Associates: Approximately 4,900

Data current as of August 1, 2012

This report contains statements that are forward-looking, as that term is defined by the Securities and Exchange Commission in its rules, regulations and releases. Applied intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors, including those identified on page 12 of this report and in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by Applied or any other person that results expressed therein will be achieved.



NEIL A. SCHRIMSHER

BENJAMIN J. MONDICS

POTENTIAL



To Our Shareholders:

Fiscal 2012 was a successful year on multiple fronts for Applied Industrial Technologies. Our business performance resulted from sound operating discipline and a focus on operational excellence, including:

2012 Financial Highlights:

- **Record sales of $2.4 billion** – *an increase of 7.3%*
- **Record net income of $108.8 million, or $2.54 per share** – *an EPS increase of 13.4%*
- **Operating margin of 7.1%** – *solid improvement over last year's 6.8%*
- **Cash generated from operations of $90.4 million** – *adding to our financial strength and flexibility*
- **Return of $64.8 million to shareholders in dividends and share repurchases** – *providing enhanced shareholder value*
- **Improved after-tax return on assets of 11.8%** – *evidence of our continued focus on asset management*

When combined with results from prior years and viewed over time, these achievements equate to:

- **10 consecutive quarters of growth** – *upon which we can build*
- **Excellent cash generation** – *to support our growth initiatives*
- **Ongoing reinforcement of our Four Cornerstones** – *Margin Enhancement, Asset Management, Cost Control and Profitable Sales Growth*

Our Financial Highlights provide a snapshot of our noteworthy achievements; however, there's much more to our story. Throughout Applied, we have a shared belief that we can and will profitably grow our business. The future we envision for the Company is made possible by our strong foundation and financial position, by our dedicated associates, by our best-in-class suppliers, and, of course, by our strong customer base. We are confident and committed to expanding our value-add, extending our reach, and enhancing our technology to serve our customers and generate shareholder value.

Customers:
Expanding Our Value-Add

At every level of the organization, our associates are committed to our customers' success. Simply stated, we keep industry running – productively – and our efforts and performance are regularly acknowledged. For the twelfth consecutive year, we earned Supplier of the Year status from Vulcan Materials Company for our strong execution in the areas of product quality, service, support, ease of transaction and value. And, just recently, Applied was named the recipient of Excellence, Innovation, and Sustainability awards from Eastman Chemical Company. This marks the first time in Eastman Chemical history that one company was selected to receive all three awards in a single year.

While our Company is proud of these past achievements and our associates have earned well-deserved recognition for their hard work and dedication, we are not satisfied. We are committed to expanding our product offering, fully leveraging our service capabilities and delivering value-added solutions to our existing customers – and to new customers.

Naturally, our success is greatly aided by the partnerships with our suppliers. We represent leading manufacturers with the highest quality brands – delivering innovative solutions for our customers' needs. Across our collective supply chain, we are committed to expanding our value-add and to generating success for our customers.

Acquisitions:
Extending Our Reach

Strategic acquisitions continue to play an important role in our overall growth strategy, as demonstrated in fiscal 2012. In August 2011, we entered the Montreal market with the acquisition of Chaines-Plus. In February 2012, we purchased two additional Quebec distributors – Solutions Industrielles Chicoutimi and Spécialités Industrielles Harvey – as part of our continuing strategy to expand in Eastern Canada. Together, these businesses distribute bearings, power transmission products, fluid power, and electrical components, in addition to providing various repair services.

Across our collective supply chain, we are committed to expanding our value-add and generating success for our customers.

Net Sales
(Dollars in Billions)


$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.5
$1.5
$1.7
$1.9
$2.0
$2.1
$1.9
$1.9
$2.2
$2.4
03
04
05
06
07
08
09
10
11
12

Net Income Per Share
(Dollars)


$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$0.46
$0.71
$1.20
$1.57
$1.93
$2.19
$0.99*
$1.54
$2.24
$2.54
03
04
05
06
07
08
09
10
11
12

* The goodwill impairment charge in fiscal 2009 reduced net income per share by $0.54.

Shareholders' Equity
(Dollars in Millions)


$800
$700
$600
$500
$400
$300
$200
$100
$0
$307.9
$339.5
$393.3
$414.8
$451.0
$502.1
$508.1
$555.0
$633.6
$672.1
03
04
05
06
07
08
09
10
11
12

We are a committed, strategic acquirer focused on clear priorities around our core industrial distribution business.

Most recently, in April 2012, we announced our expansion into Australia and New Zealand with the definitive agreement to acquire the distribution businesses of SKF. We completed the acquisition effective August 1, 2012, subsequent to our year end. As one of the largest bearing suppliers in these markets, the SKF Distribution business provides an excellent foundation for growth. Both geographies present attractive markets, growing economies, and many common global customers. The business offers broad geographic coverage of Australia and New Zealand, with 37 locations reaching targeted vertical markets such as mining, steel, pulp and paper, agriculture, construction, and food and beverage. Furthermore, we have significant growth prospects by extending complementary product lines and solutions to these valued customers.

By completing this acquisition, we increase our footprint to more than 500 facilities across North America, Australia and New Zealand. Looking forward, acquisitions will continue to provide an excellent opportunity to extend our reach and serve our customers. We are a committed, strategic acquirer focused on clear priorities around our core industrial distribution business. With our strong financial position and proven integration capabilities, we are confident that we will generate sustained, long-term value for our shareholders.

Technology:
Enhancing Our Capabilities

With hundreds of service centers and plans for future acquisitions, our need for an enhanced, unified information technology system became increasingly apparent. In October 2010 we embarked on a multi-year journey – an ERP initiative – to transform our company's technology platforms and enhance our business information and transaction systems. This initiative supports our current operations and provides a strong foundation for our acquisition strategy.

With our phased ERP roll-out, we have had two successful launches in Western Canada, and our teams are busy building and planning for our first U.S. deployments in the fourth quarter of the 2012 calendar year. We are encouraged by our progress to date and are confident in our ability to execute across our U.S., Mexico and Eastern Canadian locations. The common ERP system will help standardize and simplify our processes, amplify our operational excellence initiatives and generate value throughout our business enterprise.

Applied has strong capabilities, great potential and room to grow.

Long-Range Strategy:
Translating Potential Into Results

We remain proud of our past achievements, and we are encouraged – and energized – by the realm of future opportunities. We are especially excited about the shared belief among our management, our associates and our suppliers that we can do even more to generate profitable growth. Applied has strong capabilities, great potential and room to grow.

Long-Range Strategy: *Translating Potential Into Results (continued)*

As a leadership team, we have developed a long-range strategic plan to accelerate profitable growth. Our plan includes numerous growth opportunities across our business, and implementation is underway, including:

- Leveraging sales capabilities and existing CRM (Customer Relationship Management) processes to expand our value-add and reach new customers
- Strengthening our position in attractive vertical markets while growing in our core segments
- Expanding our products and solutions; growing our core bearings and power transmission business at a rate greater than the market, along with focused product expansion via logical extensions and enhanced local capabilities
- Building on our fluid power market leadership via strengthened product offerings and value-added services for OEM and MRO customers
- Enhancing our operational excellence by capturing the full benefits of our ERP system and driving continuous improvement with customers, suppliers and throughout our operations
- Accelerating strategic acquisitions by leveraging our cash generation and strong financial position to extend into new markets

Today, nearly 90 years since our founding, we are well-positioned and committed to realizing our potential – a potential that builds upon a proud past and the dedication of our associates around the globe.

As we look ahead, we see a bright future with excellent opportunities for growth and increased profitability – organically, via acquisition, and through our technology investments. *We are in exciting times, and we firmly believe our best days are ahead.*

Thank you for your ongoing investment and support of Applied.

Neil A. Schrimsher
Chief Executive Officer

Benjamin J. Mondics
President & Chief Operating Officer

August 15, 2012

APPLIED Industrial Technologies® 90 years

Celebrating 90 Years of Strength in Distribution

In January 2013, Applied Industrial Technologies will celebrate its 90th anniversary. The Company was founded in 1923 by Joseph M. Bruening as The Ohio Ball Bearing Company, a distributor of bearings to customers in Cleveland, Ohio. Over the years, the Company grew to become a regional distributor of bearings, then an international distributor of a wide range of industrial technologies and components. Today, nearly 90 years since our beginning, customers served by Applied benefit from our years of accumulated experience, expertise and exceptional ability to improve our customers' operations.

Join us as we kick-off a year-long celebration of our strength in distribution. We thank all of you, our stakeholders, for making it possible.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

With more than 4,600 associates across North America, Applied Industrial Technologies ("Applied," the "Company," "We," "Us" or "Our") is a leading industrial distributor serving MRO and OEM customers in virtually every industry. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training and inventory management solutions that provide added value to its customers. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2012, business was conducted in the United States, Canada, Mexico and Puerto Rico from 476 facilities.

When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.

Our fiscal 2012 sales were $2.4 billion, an increase of $162.6 million or 7.3% compared to the prior year. Net sales from acquired businesses added $16.6 million or 0.7% to the current year. Gross margin of 27.6% compares to 27.7% in the prior year. Our operating margin increased to 7.1% compared to the prior year's 6.8%. Our earnings per share was $2.54 versus $2.24 in fiscal year 2011, an increase of 13.4%.

Our consolidated balance sheet remains strong. Shareholders' equity is $672.1 million, up from $633.6 million at June 30, 2011. Working capital increased $31.4 million from June 30, 2011 to $435.6 million at June 30, 2012. Our current ratio remains strong at 2.9 to 1, consistent with the June 30, 2011 level.

Applied monitors several economic indices that have been key indicators for industrial economic activity in the United States. These include the Industrial Production and Manufacturing Capacity Utilization (MCU) indices published by the Federal Reserve Board and the Purchasing Managers Index (PMI) published by the Institute for Supply Management (ISM). Historically, our performance correlates well with the MCU which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts. Our sales tend to lag the MCU by up to six months.

Industrial production increased 0.4% in June after having declined 0.2% in May. In the manufacturing sector, outputs advanced 0.7% in June, reversing a decline of 0.7% in May and increased at an annual rate of 1.4% in the second quarter. In June, capacity utilization for manufacturing moved up 0.4% to 77.7%, a rate 13.9 percentage points above its trough in June of 2009 and was still 1.1 percentage points below its long-run average. The ISM PMI registered 49.7 in June, the first time this indicator dropped below 50 (its expansionary threshold) since July 2009. We remain optimistic about the U.S. industrial economy for our fiscal 2013.

YEAR ENDED JUNE 30, 2012 vs. 2011

The following table is included to aid in review of Applied's statements of consolidated income.

	Year Ended June 30, As a % of Net Sales		Change in $'s Versus Prior Period
	2012	2011	% Increase
Net Sales	**100.0%**	100.0%	7.3%
Gross Profit	**27.6%**	27.7%	6.7%
Selling, Distribution & Administrative	**20.5%**	20.9%	5.1%
Operating Income	**7.1%**	6.8%	11.7%
Net Income	**4.6%**	4.4%	12.4%

Net sales in fiscal 2012 were $2.4 billion, which was $162.6 million or 7.3% above the prior year, driven by improvements in the industrial economy as well as a continued focus on profitable sales growth. Incremental net sales from companies acquired since the prior year period contributed approximately $16.6 million or 0.7%. Currency translation decreased fiscal year sales by approximately $1.8 million or 0.1%. In local currency, net sales from our Canadian operations were up 12.2% from fiscal 2011, including 2.8% from acquisitions. In local currency, net sales from our Mexican operations were up 25.9%. The number of selling days in fiscal 2012 was the same as in fiscal 2011.

Net sales of our Service Center Based Distribution segment increased $133.8 million, or 7.6%, compared to fiscal year 2011 led by improvements in the industrial economy as well as a continued focus on profitable sales growth, with acquisitions adding $16.6 million or 0.9%. Net sales of our Fluid Power Businesses segment increased $28.8 million or 6.5%, also driven by improvements in the industrial economy as well as a continued focus on profitable sales growth.

The sales product mix for fiscal 2012 was 70.8% industrial products and 29.2% fluid power products compared to 70.5% industrial and 29.5% fluid power in the prior year.

At June 30, 2012, we had a total of 476 operating facilities in the U.S., Canada and Mexico versus 474 at June 30, 2011.

Our gross profit margin was 27.6% in fiscal 2012 versus 27.7% in fiscal 2011. Positive impacts as a result of higher supplier purchasing incentives offset the impact of lower LIFO layer liquidation benefits recognized in the current year ($3.4 million of LIFO layer liquidation benefits in fiscal 2012 versus $12.3 million in fiscal 2011).

Selling, distribution and administrative expenses (SD&A) consist of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management, and providing marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A increased $23.7 million or 5.1% during fiscal 2012 compared to the prior year, and as a percent of sales decreased to 20.5% from 20.9% in fiscal 2011. Enterprise Resource Planning (ERP) project cash expenses were $18.3 million ($9.8 million above the prior year period). SD&A of businesses acquired since the prior year period added $5.6 million. Effective December 31, 2011, the Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the Supplemental Executive Retirement Benefits Plan (SERP) which constituted a plan curtailment. As a result, we recognized $3.1 million in prior service costs upon curtailment of the plan in the second quarter of fiscal 2012. We also incurred one-time expenses associated with our CEO transition of $1.4 million in fiscal 2012. The translation impact of our foreign subsidiaries into U.S. dollars had an unfavorable impact of $0.5 million on SD&A in the year.

Operating income increased 11.7% to $168.4 million during fiscal 2012 from $150.8 million during 2011. As a percent of sales, operating income increased to 7.1% in the current year from 6.8% in 2011. The $17.6 million increase in operating income during fiscal 2012 primarily reflects higher sales levels and the impact of leverage on increased sales as we kept our SD&A to 20.5% of sales in 2012 versus 20.9% in fiscal 2011.

Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 7.1% in fiscal 2012 from 6.5% in fiscal 2011, this increase is attributable to improved gross profit margins (representing 0.4% of the improvement) and higher sales levels without a commensurate increase in SD&A (representing 0.2% of the improvement).

The Fluid Power Businesses segment operating income decreased slightly to 9.2% in fiscal 2012 from 9.5% in fiscal 2011. This reduction is attributable to lower net gross profit margins primarily from one vertical market within one of our Fluid Power Businesses (representing 0.5% of the reduction). Lower SD&A expenses as a percent of sales helped offset the reduction in gross profit. Management continues to seek opportunities to take advantage of economies of scale to improve the SD&A expenses in this segment.

Interest expense, net, decreased $1.7 million during fiscal 2012 compared with the prior year. We repaid all of our outstanding debt in fiscal 2011 which lowered interest expense.

Other expense (income), net, represents certain non-operating items of income and expense. This was $1.6 million of expense in fiscal 2012 compared to income of $3.8 million of income in fiscal 2011. Current year expense primarily consists of foreign currency transaction losses of $1.6 million. Fiscal 2011 included $2.0 million of unrealized gains on investments held by non-qualified deferred compensation trusts and recognition of a $1.7 million gain from death benefits received under two life insurance policies.

Income tax expense as a percent of income before taxes was 34.8% for fiscal 2012 and 36.7% for fiscal 2011. The impact of lower effective tax rates and higher income in foreign jurisdictions favorably reduced our rate when compared to the U.S. federal statutory rate by 1.8%. Further reducing our rate compared to the U.S. federal statutory rate is a permanent dividend deduction benefit of 0.5%. These reductions compared to the U.S. federal rate were offset by the impact of state and local taxes which increased the rate by 2.5%.

In fiscal 2011, the impact of lower effective tax rates and higher income in foreign jurisdictions favorably reduced our rate when compared to the U.S. federal statutory rate by 1.0%. Further reducing our rate compared to the U.S federal statutory rate is a permanent dividend deduction benefit of 0.5%. These reductions compared to the U.S. federal rate were offset by the impact of state and local taxes and by provision made for U.S. income tax on a portion of undistributed earnings not considered permanently reinvested in our Canadian subsidiaries which increased the rate by 2.8% and 1.8%, respectively.

We expect our income tax rate for fiscal 2013 to be in the range of 34.0% to 35.0%.

As a result of the factors addressed above, net income for fiscal 2012 increased $12.0 million or 12.4% from the prior year. Net income per share increased at a slightly higher rate of 13.4% due to stock repurchases in fiscal 2012.

The number of Company associates was 4,664 at June 30, 2012 and 4,640 at June 30, 2011.

YEAR ENDED JUNE 30, 2011 vs. 2010

The following table is included to aid in review of Applied's statements of consolidated income.

	Year Ended June 30, As a % of Net Sales		Change in $'s Versus Prior Period
	2011	2010	% Increase
Net Sales	100.0%	100.0%	16.9%
Gross Profit	27.7%	27.2%	18.9%
Selling, Distribution & Administrative	20.9%	21.4%	14.0%
Operating Income	6.8%	5.8%	37.0%
Net Income	4.4%	3.5%	46.8%

Net sales in fiscal 2011 were $2.2 billion, which was $319.6 million or 16.9% above the prior year driven by improvements in the industrial economy. Incremental net sales from companies acquired in fiscal 2011 contributed approximately $40.8 million or 1.8%. Currency translation increased fiscal year 2012 sales by approximately $16.3 million or 0.7%. In local currency, net sales from our Canadian operations were up 23.1% from fiscal 2010, including 8.4% from acquisitions. In local currency, net sales from our Mexican operations were up 17.9%. The number of selling days in fiscal 2011 was the same as in fiscal 2010.

Net sales of our Service Center Based Distribution segment increased $234.3 million, or 15.2%, compared to fiscal year 2010 led by improvements in the industrial economy, with acquisitions adding $40.8 million or 2.7%. Net sales of our Fluid Power Businesses segment increased $85.4 million or 23.9%, driven by improvements in the industrial economy.

The sales product mix for fiscal 2011 was 70.5% industrial products and 29.5% fluid power products compared to 71.7% industrial and 28.3% fluid power in the prior year.

At June 30, 2011, we had a total of 474 operating facilities in the U.S., Canada and Mexico versus 455 at June 30, 2010. The increase in operating facilities represented 11 new locations due to acquisitions, the opening of 2 new locations, the impact of redefining certain shop operations which added 11 locations, and the merger of 5 locations with other locations.

Our gross profit margin increased to 27.7% in fiscal 2011 from 27.2% in fiscal 2010. LIFO benefits had a negative 1.0% impact on gross profit margin in fiscal 2011 versus fiscal 2010. LIFO benefits recorded during fiscal year 2011 totaled $5.3 million which provided an overall benefit in our gross profit percent of 0.2%. This compares to a LIFO benefit of $23.5 million in fiscal 2010 which added 1.2% to gross profit. Our focused efforts on selling products at a higher gross profit margin led to an approximate 0.9% improvement in gross profit margins. Other positive impacts on margins were an increase of approximately 0.4% from businesses acquired during the fiscal year and an increase of approximately 0.2% due to lower scrap expense.

SD&A increased $56.7 million or 14.0% during fiscal 2011 compared to fiscal year 2010, and as a percent of sales decreased to 20.9% from 21.4% in fiscal 2010. Associate compensation and benefits, including amounts tied to financial performance, increased $27.4 million. Acquisitions added $18.4 million of SD&A compared to fiscal year 2010, including additional amortization expense of $1.4 million. Incremental expenses associated with the development of a new ERP platform totaled $8.6 million. Foreign currency translation had an unfavorable impact of $3.1 million in fiscal 2011.

Operating income increased 37.0% to $150.8 million during fiscal 2011 from $110.1 million during 2010. As a percent of sales, operating income increased to 6.8% in fiscal 2011 from 5.8% in 2010. The $40.7 million increase in operating income during fiscal 2011 primarily reflects higher sales levels, improved gross profit margins and the impact of leverage on increased sales as we kept our SD&A to 20.9% of sales in 2011 versus 21.4% in fiscal 2010.

Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 6.5% in fiscal 2011 from 5.0% in fiscal 2010, this increase is attributed to higher sales levels without a commensurate increase in SD&A (representing 0.9% of the improvement) and improved gross profit margins (representing 0.6% of the improvement).

The Fluid Power Businesses segment operating income increased to 9.5% in fiscal 2011 from 7.5% in fiscal 2010, attributed to higher sales levels without a commensurate increase in SD&A (representing 1.5% of the improvement) and improved gross profit margins (representing 0.5% of the improvement).

Interest expense, net, decreased $3.8 million during fiscal 2011 compared with the prior year. We repaid all of our outstanding debt in fiscal 2011 which lowered interest expense.

Other expense (income), net, was $3.8 million of income in fiscal 2011 compared to income of $0.4 million in fiscal 2010. Fiscal 2011 included $2.0 million of unrealized gains on investments held by non-qualified deferred compensation trusts and recognition of a $1.7 million gain from death benefits received under two life insurance policies.

Income tax expense as a percent of income before taxes was 36.7% for fiscal 2011 and 37.2% for fiscal 2010. The net decrease in the effective tax rate reflects higher income levels earned in fiscal 2011 in foreign jurisdictions which have a lower overall statutory rate than the U.S. as well as the reversal of a valuation allowance no longer necessary. These factors were offset somewhat by provision made for U.S. income tax on a portion of undistributed earnings not considered permanently reinvested in our Canadian subsidiaries.

As a result of the factors addressed above, net income for fiscal 2011 increased $30.9 million or 46.8% from fiscal year 2010. Net income per share increased at a comparable rate.

The number of Company associates was 4,640 at June 30, 2011 and 4,468 at June 30, 2010. The net associate increase year-over-year was attributable primarily to acquisitions (net increase of 239 associates), partially offset by headcount reductions in pre-existing operations.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of capital is cash flow from operations, supplemented as necessary by bank borrowings or other sources of debt. At June 30, 2012 and June 30, 2011, we had no outstanding borrowings. Management expects that our existing cash, cash equivalents, funds available under the revolving credit facility, cash provided from operations, and the use of operating leases will be sufficient to finance normal working capital needs in each of the countries we operate in, payment of dividends, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company's credit standing and financial strength.

The Company's working capital at June 30, 2012 was $435.6 million compared to $404.2 million at June 30, 2011. The current ratio was 2.9 to 1 at June 30, 2012 and at June 30, 2011.

The Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the SERP effective December 31, 2011. This action constituted a plan curtailment, resulting in a reduction of postemployment benefits of $8.9 million and deferred tax assets of $3.4 million in the consolidated balance sheet.

Net Cash Flows

The following table is included to aid in review of Applied's statements of consolidated cash flows; all amounts are in thousands.

	Year Ended June 30,		
Net Cash Provided by (Used in):	**2012**	2011	2010
Operating Activities	**$ 90,422**	$ 76,842	$ 184,324
Investing Activities	**(39,434)**	(47,887)	(6,784)
Financing Activities	**(60,816)**	(116,523)	(30,514)
Exchange Rate Effect	**(2,822)**	2,883	1,109
(Decrease) Increase in Cash and Cash Equivalents	**$ (12,650)**	$ (84,685)	$ 148,135

In the last two fiscal years, and typical during periods of sales expansion, a portion of cash generated from operations is invested in working capital, particularly receivables and inventory. The most significant factor in the spike in 2010 operating cash flows related to the fiscal 2010 inventory management program which by June 30, 2010 had resulted in a $101.4 million reduction in U.S. bearing and drives products inventory amounts from the June 30, 2009 levels.

Net cash used in investing activities in fiscal 2012 included $26.0 million for capital expenditures and $14.7 million for acquisitions. Capital expenditures included $16.7 million related to the ERP project. In fiscal 2011, net cash used in investing activities included $30.5 million for acquisitions and $20.4 million for capital expenditures ($12.5 million related to the ERP project). Net cash used by investing activities was primarily used for capital expenditures in fiscal 2010. Capital expenditures consist primarily of information technology equipment and building improvements.

Net cash used in financing activities in fiscal 2012 included $33.8 million for dividend payments and $31.0 million to repurchase 997,200 shares of treasury stock. These uses were partially offset by $3.7 million of excess tax benefits from share-based compensation. In fiscal 2011, we repaid $50.0 million under our revolving credit facility, $25.0 million under our private placement debt and $12.8 million related to the associated cross-currency swaps. Additionally, we paid dividends of $29.8 million and repurchased 189,600 shares of treasury stock for $6.1 million. In fiscal 2010, financing activities included dividends of $25.4 million, repayment of a net $5.0 million on our revolving credit facility, and $3.9 million to repurchase 159,900 shares of treasury stock. The increase in dividends over the last three fiscal years is the result of increases in our dividend payout rates. We paid dividends of $0.80, $0.70 and $0.60 per share in fiscal 2012, 2011 and 2010, respectively.

Capital Expenditures

We expect capital expenditures for fiscal 2013 to be in the $13.0 million to $14.0 million range, consisting of capital associated with additional information technology equipment and infrastructure investments. Depreciation for fiscal 2013 is expected to be in the range of $12.5 million to $13.5 million.

Share Repurchases

The Board of Directors has authorized the repurchase of shares of the Company's stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2012, we had authorization to purchase an additional 1,142,800 shares.

In fiscal 2012, 2011 and 2010, we repurchased 997,200, 189,600 and 159,900 shares of the Company's common stock, respectively, at an average price per share of $31.12, $32.09 and $24.57, respectively.

Borrowing Arrangements

The Company has a five-year committed revolving credit agreement that expires in May 2017. This agreement provides for unsecured borrowings of up to $150.0 million. We had no borrowings outstanding under our revolving credit agreements at June 30, 2012 or June 30, 2011. Unused lines under this facility, net of outstanding letters of credit, totaled $143.1 million and were available to fund future acquisitions or other capital and operating requirements. Borrowings under this agreement would be at variable interest rates tied to either LIBOR, prime, or the bank's cost of funds.

We also have an uncommitted long-term financing shelf facility which expires in February 2013 and enables us to borrow up to $100.0 million with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2012 or June 30, 2011.

The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2012, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2012, the Company was in compliance with all covenants and expects to remain in compliance during the terms of the agreements.

Accounts Receivable Analysis

The following table is included to aid in analysis of accounts receivable and the associated provision for losses on accounts receivable (amounts in thousands):

June 30,	**2012**	2011
Accounts receivable, gross	**$ 315,375**	$ 297,767
Allowance for doubtful accounts	**8,332**	7,016
Accounts receivable, net	**$ 307,043**	$ 290,751
Allowance for doubtful accounts, % of gross receivables	**2.6%**	2.4%

Year Ended June 30,	**2012**	2011
Provision for losses on accounts receivable	**$ 3,915**	$ 2,029
Provision as a % of net sales	**0.16%**	0.09%

Accounts receivable are reported at net realizable value and consist of trade receivables from customers. Management monitors accounts receivable by reviewing Days Sales Outstanding (DSO) and the aging of receivables for each of the Company's locations.

On a consolidated basis, DSO was 45.2 at June 30, 2012 versus 44.2 at June 30, 2011. Accounts receivable increased 5.6% this year, compared to a 7.3% increase in sales in the twelve months ended June 30, 2012. We primarily attribute the increase in DSO to higher sales to large contract accounts.

Less than 3% of our accounts receivable balances are more than 90 days past due. On an overall basis, our provision for losses from uncollected receivables represents 0.16% of our sales in the year ended June 30, 2012. Historically, this percentage is around 0.15%. Management believes the overall receivables aging and provision for losses on uncollected receivables are at reasonable levels.

Inventory Analysis

Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. Management uses an inventory turnover ratio to monitor and evaluate inventory. Management calculates this ratio on an annual as well as a quarterly basis and uses inventory valued at current costs. The annualized inventory turnover (using current costs) for the period ended June 30, 2012 was 4.6 versus 4.7 at June 30, 2011. We believe our inventory turnover ratio in fiscal 2013 will remain similar to the fiscal 2012 levels.

CONTRACTUAL OBLIGATIONS

The following table shows the approximate value of the Company's contractual obligations and other commitments to make future payments as of June 30, 2012 (in thousands):

	Total	Period Less Than 1 yr	Period 1-3 yrs	Period 4-5 yrs	Period Over 5 yrs	Other
Operating leases	$ 81,600	$ 23,500	$ 32,300	$ 14,700	$ 11,100	
Planned funding of post-retirement obligations	45,100	6,300	11,500	6,100	21,200	
Unrecognized income tax benefit liabilities, including interest and penalties	1,970					$ 1,970
Total Contractual Cash Obligations	$ 128,670	$ 29,800	$ 43,800	$ 20,800	$ 32,300	$ 1,970

Purchase orders for inventory and other goods and services are not included in our estimates as we are unable to aggregate the amount of such purchase orders that represent enforceable and legally binding agreements specifying all significant terms. The previous table includes the gross liability for unrecognized income tax benefits including interest and penalties in the "Other" column as the Company is unable to make a reasonable estimate regarding the timing of cash settlements with the respective taxing authorities.

SUBSEQUENT EVENT

On August 1, 2012, the Company acquired SKF's company-owned distribution businesses in Australia and New Zealand for cash consideration. These businesses will expand Applied's global capabilities and are part of the Service Center Based Distribution segment. The Company funded the acquisition from its available cash and existing revolving credit facilities. Results of operations acquired will be included in the Company's results of operations from the date of closing.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. The Business and Accounting Policies note to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements.

Estimates are used for, but not limited to, determining the net carrying value of trade accounts receivable, inventories, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

LIFO Inventory Valuation and Methodology

Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately 37% of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $144.8 million as reflected in our consolidated balance sheet at June 30, 2012. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products.

LIFO layers and/or liquidations are determined consistently year-to-year. See the Inventories note to the consolidated financial statements for further information.

Allowances for Slow-Moving and Obsolete Inventories

We evaluate the recoverability of our slow-moving or obsolete inventories at least quarterly. We estimate the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as assumptions regarding future demand. Our ability to recover our cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Most of the products we hold in inventory have long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

Allowances for Doubtful Accounts

We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts. Accounts are written off against the allowance when it becomes evident collection will not occur.

As of June 30, 2012 and 2011, our allowance for doubtful accounts was 2.6% and 2.4% of gross receivables, respectively. Our provision for losses on accounts receivable was $3.9 million, $2.0 million and $2.5 million in fiscal 2012, 2011 and 2010, respectively.

Goodwill and Intangibles

Goodwill is recognized as the amount by which the cost of an acquired entity exceeds the net amount assigned to assets acquired and liabilities assumed. As part of acquisition accounting, we also recognize acquired intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Finite-lived intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. We evaluate goodwill and indefinite-lived intangibles for impairment at least annually. This evaluation requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations.

All of the goodwill remaining on our consolidated financial statements is related to the Service Center Based Distribution segment. We believe the fair value of this segment is well in excess of its carrying value.

Self-Insurance Liabilities

We maintain business insurance programs with significant self-insured retention covering workers' compensation, business, automobile, general product liability and other claims. We accrue estimated losses using actuarial calculations, models and assumptions based on historical loss experience. We maintain a self-insured health benefits plan, which provides medical benefits to U.S. based employees electing coverage. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions.

Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Pension and Other Postemployment Benefit Plans

The measurement of liabilities related to pension plans and other postemployment benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company's pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. At June 30, 2012, a 1% point change would have the following effects (in thousands):

	One-Percentage Point	
Effect of change in:	Increase	Decrease
Discount rate on liability	$ (3,501)	$ 3,965
Discount rate on net periodic benefit cost	(117)	130

Effective December 31, 2011, participant benefits and entry into the SERP was frozen. As such, compensation increases no longer have an impact on the postemployment liability or the associated periodic benefit cost. Additionally, a 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.

Income Taxes

Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. As of June 30, 2012, the Company had recognized $34.4 million of net deferred tax assets. This includes a $0.2 million valuation allowance recorded related to estimated limitations in the deductibility of certain expenses. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

Income taxes on undistributed earnings of non-U.S. subsidiaries are not accrued for the portion of such earnings management considers to be permanently reinvested. At June 30, 2012, undistributed earnings of non-U.S. subsidiaries considered permanently reinvested totaled approximately $79.8 million for which no provision for U.S. income tax had been made. At June 30, 2012, undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested totaled $13.6 million for which $2.8 million in U.S. income taxes were accrued and charged to income tax expense during fiscal 2011.

CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-looking based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers, such as "guidance," "expect," "believe," "plan," "intend," "will," "should," "could," "would," "anticipate," "estimate," "forecast," "may," and derivative or similar words or expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors, many of which are outside the Company's control. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of those statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company assumes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise, except as may be required by law.

Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; changes in the prices for products and services relative to the cost of providing them; reduction in supplier inventory purchase incentives; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; the cost of products and energy and other operating costs; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; competitive pressures; our reliance on information systems; our ability to implement our ERP system in a timely, cost-effective, and competent manner, and to capture its planned benefits while maintaining an adequate internal control environment; the impact of economic conditions on the collectability of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; the potential for goodwill and intangible asset impairment; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; risks related to legal proceedings to which we are a party; adverse regulation and legislation, including potential changes in tax regulations (e.g., those affecting the use of the LIFO inventory accounting method and the taxation of foreign-sourced income); and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations. We discuss certain of these matters more fully throughout our "Management's Discussion and Analysis" as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is impacted by changes in foreign currency exchange rates and to a lesser extent by changes in interest rates. We occasionally utilize derivative instruments as part of our overall financial risk management policy, but do not use derivative instruments for speculative or trading purposes. We do not currently have any outstanding derivative instruments.

Foreign Currency Exchange Rate Risk

Since we operate throughout North America and approximately 15% of our fiscal year 2012 net sales were generated outside the United States, foreign currency exchange rates can impact our financial position, results of operations and competitive position. The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are components of accumulated other comprehensive income (loss) as reported in the statements of consolidated comprehensive income. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the statements of consolidated income as a component of other expense (income), net. Applied does not currently hedge the net investments in our foreign operations.

During the course of the fiscal year, the Canadian and Mexican foreign exchange rates to the U.S. dollar decreased by 6% and 17%, respectively. In the twelve months ended June 30, 2012, we experienced foreign currency translation losses totaling $14.5 million, which were included in accumulated other comprehensive income (loss). We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% strengthening from the levels experienced during the year-ended June 30, 2012 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $2.2 million decrease in net income for the year ended June 30, 2012. A 10% weakening from the levels experienced during the year ended June 30, 2012 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $2.2 million increase in net income for the year ended June 30, 2012.

Interest Rate Risk

We repaid the debt that was outstanding at June 30, 2010 during fiscal 2011, thus, at June 30, 2012, we were not exposed to interest rate fluctuations on outstanding debt. We monitor depository institutions that hold our cash and cash equivalents, primarily for safety of principal and secondarily for maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any of these entities.

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	**2012**	2011	2010
Net Sales	**$ 2,375,445**	$ 2,212,849	$ 1,893,208
Cost of Sales	**1,720,973**	1,599,739	1,377,486
Gross Profit	**654,472**	613,110	515,722
Selling, Distribution and Administrative, including depreciation	**486,077**	462,347	405,672
Operating Income	**168,395**	150,763	110,050
Interest Expense	**457**	2,081	5,738
Interest Income	**(466)**	(413)	(280)
Other Expense (Income), net	**1,578**	(3,793)	(425)
Income Before Income Taxes	**166,826**	152,888	105,017
Income Tax Expense	**58,047**	56,129	39,114
Net Income	**$ 108,779**	$ 96,759	$ 65,903
Net Income Per Share — Basic	**$ 2.58**	$ 2.28	$ 1.56
Net Income Per Share — Diluted	**$ 2.54**	$ 2.24	$ 1.54

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Year Ended June 30,	**2012**	2011	2010
Net income per the statements of consolidated income	**$ 108,779**	$ 96,759	$ 65,903
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	**(14,471)**	10,011	2,950
Postemployment benefits:			
Actuarial loss on remeasurement	**(5,028)**	(930)	(3,860)
Reclassification of actuarial losses and prior service cost into SD&A expense and included in net periodic pension costs	**1,123**	2,214	1,781
Impact of reduction in postemployment benefit liability (as forecasted salary increases will not be realized) due to the plan curtailment	**8,860**	—	—
Reclassification of prior service cost into SD&A expense upon plan curtailment	**3,117**	—	—
Unrealized loss on investment securities available for sale	**(220)**	(84)	(46)
Unrealized loss on cash flow hedges	—	(266)	(1,103)
Reclassification of interest from cash flow hedge into interest expense	—	316	1,408
Total of other comprehensive income (loss), before tax	**(6,619)**	11,261	1,130
Income tax expense (benefit) related to items of other comprehensive income	**3,009**	154	(671)
Other comprehensive income (loss), net of tax	**(9,628)**	11,107	1,801
Comprehensive income, net of tax	**$ 99,151**	$ 107,866	$ 67,704

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2012	2011
Assets		
Current assets		
Cash and cash equivalents	**$ 78,442**	$ 91,092
Accounts receivable, less allowances of $8,332 and $7,016	**307,043**	290,751
Inventories	**228,506**	204,066
Other current assets	**51,771**	33,005
Total current assets	**665,762**	618,914
Property — at cost		
Land	**10,245**	10,428
Buildings	**74,477**	73,399
Equipment, including computers and software	**147,004**	129,117
Total Property — at cost	**231,726**	212,944
Less accumulated depreciation	**148,623**	143,930
Property — net	**83,103**	69,014
Intangibles, net	**84,840**	89,551
Goodwill	**83,080**	76,981
Deferred tax assets	**26,424**	43,447
Other assets	**18,974**	17,024
Total Assets	**$ 962,183**	$ 914,931
Liabilities		
Current liabilities		
Accounts payable	**$ 120,890**	$ 108,509
Compensation and related benefits	**63,149**	65,413
Other current liabilities	**46,130**	40,766
Total current liabilities	**230,169**	214,688
Postemployment benefits	**39,750**	47,730
Other liabilities	**20,133**	18,950
Total Liabilities	**290,052**	281,368
Shareholders' Equity		
Preferred stock — no par value; 2,500 shares authorized; none issued or outstanding		
Common stock — no par value; 80,000 shares authorized; 54,213 shares issued	**10,000**	10,000
Additional paid-in capital	**150,070**	148,307
Income retained for use in the business	**743,360**	668,421
Treasury shares — at cost (12,246 and 11,611 shares)	**(226,730)**	(198,224)
Accumulated other comprehensive income (loss)	**(4,569)**	5,059
Total Shareholders' Equity	**672,131**	633,563
Total Liabilities and Shareholders' Equity	**$ 962,183**	$ 914,931

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2012	2011	2010
Cash Flows from Operating Activities			
Net income	**$ 108,779**	$ 96,759	$ 65,903
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property	**11,236**	11,234	11,465
Amortization of intangibles	**11,465**	11,382	10,151
Amortization of stock appreciation rights and options	**2,058**	2,473	3,020
Deferred income taxes	**8,641**	4,784	2,408
Provision for losses on accounts receivable	**3,915**	2,029	2,508
Unrealized foreign exchange transaction losses (gains)	**1,298**	—	(4)
Other share-based compensation expense	**4,592**	3,379	2,361
Gain on sale of property	**(627)**	(765)	(198)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	**(22,748)**	(36,271)	(48,578)
Inventories	**(28,511)**	(21,197)	83,497
Other operating assets	**(14,735)**	(11,185)	17,408
Accounts payable	**14,157**	12,926	13,566
Other operating liabilities	**(9,098)**	1,294	20,817
Net Cash provided by Operating Activities	**90,422**	76,842	184,324
Cash Flows from Investing Activities			
Property purchases	**(26,021)**	(20,431)	(7,216)
Proceeds from property sales	**1,258**	1,326	532
Net cash paid for acquisition of businesses, net of cash acquired of $38 and $168 in 2012 and 2011, respectively	**(14,671)**	(30,504)	(100)
Other	—	1,722	—
Net Cash used in Investing Activities	**(39,434)**	(47,887)	(6,784)
Cash Flows from Financing Activities			
Repayments under revolving credit facility	—	(50,000)	(5,000)
Long-term debt repayment	—	(25,000)	—
Settlements of cross-currency swap agreements	—	(12,752)	—
Purchases of treasury shares	**(31,032)**	(6,085)	(3,929)
Dividends paid	**(33,800)**	(29,751)	(25,416)
Excess tax benefits from share-based compensation	**3,695**	6,404	2,492
Exercise of stock appreciation rights and options	**321**	661	1,339
Net Cash used in Financing Activities	**(60,816)**	(116,523)	(30,514)
Effect of Exchange Rate Changes on Cash	**(2,822)**	2,883	1,109
(Decrease) increase in cash and cash equivalents	**(12,650)**	(84,685)	148,135
Cash and cash equivalents at beginning of year	**91,092**	175,777	27,642
Cash and Cash Equivalents at End of Year	**$ 78,442**	$ 91,092	$ 175,777

Supplemental Cash Flow Information			
Cash paid during the year for:			
Income taxes	**$ 53,463**	$ 47,251	$ 31,179
Interest	**672**	2,248	5,195

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

For the Years Ended June 30, 2012, 2011 and 2010	Shares of Common Stock Outstanding	Common Stock	Additional Paid-In Capital	Income Retained for Use in the Business	Treasury Shares- at Cost	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at July 1, 2009	42,284	$ 10,000	$ 136,895	$ 560,574	$ (191,518)	$ (7,849)	$ 508,102
Net income				65,903			65,903
Other comprehensive income (loss)						1,801	1,801
Cash dividends — $0.60 per share				(25,416)			(25,416)
Purchases of common stock for treasury	(160)				(3,929)		(3,929)
Treasury shares issued for:							
Exercise of stock appreciation rights and options	214		1,499		1,372		2,871
Deferred compensation plans	11		68		187		255
Compensation expense — stock appreciation rights and options			3,020				3,020
Other share-based compensation expense			2,106				2,106
Other	27		(403)	309	420		326
Balance at June 30, 2010	42,376	10,000	143,185	601,370	(193,468)	(6,048)	555,039
Net income				96,759			96,759
Other comprehensive income (loss)						11,107	11,107
Cash dividends — $0.70 per share				(29,751)			(29,751)
Purchases of common stock for treasury	(190)				(6,085)		(6,085)
Treasury shares issued for:							
Exercise of stock appreciation rights and options	379		(109)		706		597
Deferred compensation plans	6		102		119		221
Compensation expense — stock appreciation rights and options			2,473				2,473
Other share-based compensation expense			3,158				3,158
Other	31		(502)	43	504		45
Balance at June 30, 2011	**42,602**	**10,000**	**148,307**	**668,421**	**(198,224)**	**5,059**	**633,563**
Net income				**108,779**			**108,779**
Other comprehensive income (loss)						**(9,628)**	**(9,628)**
Cash dividends — $0.80 per share				**(33,800)**			**(33,800)**
Purchases of common stock for treasury	**(997)**				**(31,032)**		**(31,032)**
Treasury shares issued for:							
Exercise of stock appreciation rights and options	**250**		**(1,853)**		**1,448**		**(405)**
Performance share awards	**91**		**(2,664)**		**714**		**(1,950)**
Deferred compensation plans	**9**		**128**		**156**		**284**
Compensation expense — stock appreciation rights and options			**2,058**				**2,058**
Other share-based compensation expense			**4,308**				**4,308**
Other	**12**		**(214)**	**(40)**	**208**		**(46)**
Balance at June 30, 2012	**41,967**	**$ 10,000**	**$ 150,070**	**$ 743,360**	**$ (226,730)**	**$ (4,569)**	**$ 672,131**

See notes to consolidated financial statements.

NOTE 1: BUSINESS AND ACCOUNTING POLICIES

Business

Applied Industrial Technologies, Inc. and subsidiaries (the "Company" or "Applied") is a leading industrial distributor serving Maintenance Repair Operations (MRO) and Original Equipment Manufacturing (OEM) customers in virtually every industry. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training and inventory management solutions that provide added value to its customers. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems.

Consolidation

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company's Canadian and Mexican subsidiaries are included in the consolidated financial statements for the twelve months ended May 31.

Statements of Consolidated Comprehensive Income

Accounting Standards Codification (ASC) Topic 220 "Comprehensive Income" requires the reporting of comprehensive income in addition to net income. Effective for fiscal 2012 and retrospective for fiscal 2011 and 2010, the Company has elected to include a statement of consolidated comprehensive income as part of its basic consolidated financial statements. Prior to inclusion of the statement of consolidated comprehensive income, comprehensive income, other comprehensive income and the components of other comprehensive income were reported as part of the statement of consolidated shareholders' equity.

Foreign Currency

The financial statements of the Company's Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are reported in other comprehensive income (loss) in the statements of consolidated comprehensive income. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other expense (income), net.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Marketable Securities

The primary marketable security investments of the Company include money market and mutual funds held in a rabbi trust for a non-qualified compensation plan. These are included in other assets in the consolidated balance sheets, are classified as trading securities, and reported at fair value based on quoted market prices. Unrealized gains and losses are recorded in other expense (income), net in the statements of consolidated income and reflect changes in the fair value of the investments during the period.

Concentration of Credit Risk

The Company has a broad customer base representing many diverse industries primarily across North America. As such, the Company does not believe that a significant concentration of credit risk exists in its accounts receivable.

The Company's cash and cash equivalents consists of deposits with commercial banks. While Applied monitors the creditworthiness of these commercial banks and institutions, a crisis in the U.S., Canadian or Mexican financial systems could limit access to funds and/or result in the loss of principal. The terms of these deposits and investments provide that all monies are available to the Company upon demand.

Allowances for Doubtful Accounts

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of customers and industries estimated to be greater credit risks, trends within the entire customer pool and changes in the overall aging of accounts receivable. Accounts are written off against the allowance when it becomes evident collection will not occur. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.

Inventories

Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2012, approximately 37% of the Company's domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year.

The Company evaluates the recoverability of its slow moving or obsolete inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory as well as assumptions regarding future demand. The Company's ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, the Company's inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

Supplier Purchasing Programs

The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company's inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company's fiscal year end or the supplier's year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually. The incentives are generally a specified percentage of the Company's net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Supplier programs are analyzed each quarter to determine the appropriateness of the amount of purchase incentives accrued. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company's LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. Accrued incentives expected to be settled as a credit against purchases are reported on the consolidated balance sheet as an offset to amounts due to the related supplier.

Property and Related Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to eight years. The Company capitalizes internal use software development costs in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Amortization of software begins when it is ready for its intended use, and is amortized on a straight-line basis over the estimated useful life of the software, generally not to exceed twelve years. Capitalized software and hardware costs are classified as property on the consolidated balance sheets. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, would be measured based upon the difference between the carrying amount and the fair value of the assets.

Goodwill and Intangible Assets

Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized. Goodwill is reviewed for impairment annually as of January 1 or whenever changes in conditions indicate an evaluation should be completed. These conditions could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The Company utilizes discounted cash flow models and market multiples for comparable businesses to determine the fair value of reporting units. Evaluating impairment requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of the business, and determination of an appropriate discount rate. While the Company uses available information to prepare the estimates and evaluations, actual results could differ significantly.

The Company recognizes acquired intangible assets such as customer relationships, trade names, vendor relationships, and non-competition agreements apart from goodwill. Customer relationship intangibles are amortized using the sum-of-the-years-digits method over estimated useful lives consistent with assumptions used in the determination of their value. Amortization of all other finite-lived intangible assets is computed using the straight-line method over the estimated period of benefit. The Company also maintains intangible assets with indefinite lives which are not amortized. Amortization of intangible assets is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Intangible assets with finite lives are reviewed for impairment when changes in conditions indicate carrying value may not be recoverable. Intangible assets with indefinite lives are reviewed for impairment on an annual basis or whenever changes in conditions indicate an evaluation should be completed.

Self-Insurance Liabilities

The Company maintains business insurance programs with significant self-insured retention covering workers' compensation, business, automobile, general product liability and other claims. The Company accrues estimated losses including those incurred but not reported using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to U.S. based employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience, adjusted as necessary based upon management's reasoned judgment.

Revenue Recognition

Sales are recognized when the sales price is fixed, collectability is reasonably assured and the product's title and risk of loss is transferred to the customer. Typically, these conditions are met when the product is shipped to the customer. The Company charges shipping and handling fees when products are shipped or delivered to a customer, and includes such amounts in net sales. The Company reports its sales net of actual sales returns and the amount of reserves established for anticipated sales returns based on historical rates. Sales tax collected from customers is excluded from net sales in the accompanying statements of consolidated income.

Shipping and Handling Costs

The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $15,500, $15,400 and $14,400 for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions meeting a more-likely-than-not recognition threshold are recognized in accordance with the Income Taxes topic of the ASC. The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes.

Share-Based Compensation

Following approval by the Company's shareholders in October 2011, the 2011 Long-Term Performance Plan (the "2011 Plan") replaced the 2007 Long-Term Performance Plan (the "2007 Plan"). Share-based compensation represents the cost related to share-based awards granted to associates under either the 2011 Plan or the 2007 Plan. The Company measures share-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost over the requisite service

(In thousands, except per share amounts)

period. Non-qualified stock appreciation rights (SARs) and stock options are granted with an exercise price equal to the closing market price of the Company's common stock at the date of grant and the fair values are determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. SARs and stock option awards generally vest over four years of continuous service and have ten-year contractual terms. The fair value of restricted stock awards, restricted stock units (RSUs), and performance shares are based on the closing market price of Company common stock on the grant date.

Treasury Shares

Shares of common stock repurchased by the Company are recorded at cost as treasury shares and result in a reduction of shareholders' equity in the consolidated balance sheets. The Company uses the weighted-average cost method for determining the cost of shares reissued. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

New Accounting Pronouncement

In December 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance on the offsetting of assets and liabilities, which is effective for the Company on July 1, 2013. The guidance requires additional disclosures regarding offsetting arrangements in accordance with ASC 210-20-45 to enable financial statement users to understand the effect of these arrangements on a company's financial position. The Company is currently evaluating the effect the adoption of the guidance will have on its disclosures.

NOTE 2: BUSINESS COMBINATIONS

The Company acquired the following distributors to complement and extend its business over a broader geographic area. Results of operations for the acquired businesses are part of the Service Center Based Distribution segment. The results of operations for these acquisitions are not material for any year presented. Results of operations of acquired businesses are included in the accompanying consolidated financial statements from their respective acquisition dates based on the Company's consolidation policy.

Fiscal 2012 Acquisitions

In February 2012, the Company acquired Solutions Industrielles Chicoutimi, which provides bearings, power transmission products and repair services and Spécialités Industrielles Harvey, which distributes bearings and power transmission products, plus hydraulic, pneumatic and electrical components. In August 2011, the Company acquired Chaines-Plus, a distributor of bearings, power transmission and related products. These distributors are all located in Quebec, Canada.

Fiscal 2011 Acquisitions

In May 2011, the Company acquired Gulf Coast Bearing & Supply Co., a full line bearing and power transmission distributor, located in the U.S. In July 2010, the Company acquired UZ Engineered Products, a distributor of industrial supply products for maintenance, repair, and operational needs, in the government and commercial sectors, throughout the U.S. and Canada. In August 2010, the Company acquired SCS Supply Group, a distributor of bearings, power transmission components, electrical components, fluid power products and industrial supplies located in Ontario, Canada.

NOTE 3: INVENTORIES

Inventories consist of the following:

June 30,	**2012**	2011
U.S. inventories at current cost	**$ 302,465**	$ 280,875
Foreign inventories at average cost	**70,797**	60,837
	373,262	341,712
Less: Excess of current cost over LIFO cost for U.S. inventories	**144,756**	137,646
Inventories on consolidated balance sheets	**$ 228,506**	$ 204,066

Overall LIFO expense increased cost of goods sold by $7,100 for fiscal 2012. This amount is net of $3,400 of LIFO layer liquidation benefits.

In fiscal 2011 and 2010, reductions in U.S. inventories, primarily in the bearings pool, resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. As a result, LIFO benefits reduced cost of goods sold by $5,300 and $23,500 in fiscal 2011 and 2010, respectively. The LIFO reserves were reduced by the same amounts. If inventory levels had remained constant with the prior year's levels, instead of recording these benefits, the Company would have recorded LIFO expense of $7,000 and $19,200 in fiscal 2011 and 2010, respectively. Therefore, the overall impact of LIFO layer liquidations increased gross profit by $12,300 and $42,700 in fiscal 2011 and 2010, respectively.

NOTE 4: GOODWILL AND INTANGIBLES

The changes in the carrying amount of goodwill for the Service Center Based Distribution segment for the years ended June 30, 2012 and 2011 are as follows:

Balance at July 1, 2010	$ 63,405
Goodwill acquired during the year	11,700
Other, primarily currency translation	1,876
Balance at June 30, 2011	76,981
Goodwill acquired during the year	**8,403**
Other, primarily currency translation	**(2,304)**
Balance at June 30, 2012	**$ 83,080**

At June 30, 2012, accumulated goodwill impairment losses subsequent to fiscal year 2002, totaled $36,605 and related to the Fluid Power Businesses segment.

Intangibles consist of the following:

June 30, 2012	**Amount**	**Accumulated Amortization**	**Net Book Value**
Finite-Lived Intangibles:			
Customer relationships	**$ 84,249**	**$ 29,905**	**$ 54,344**
Trade names	**25,677**	**7,428**	**18,249**
Vendor relationships	**13,605**	**4,500**	**9,105**
Non-competition agreements	**4,740**	**2,888**	**1,852**
Total Finite-Lived Intangibles	**128,271**	**44,721**	**83,550**
Indefinite-Lived Trade Name	**1,290**		**1,290**
Total Intangibles	**$ 129,561**	**$ 44,721**	**$ 84,840**

June 30, 2011	Amount	Accumulated Amortization	Net Book Value
Finite-Lived Intangibles:			
Customer relationships	$ 78,084	$ 23,111	$ 54,973
Trade names	25,944	5,666	20,278
Vendor relationships	14,211	3,696	10,515
Non-competition agreements	5,127	2,632	2,495
Total Finite-Lived Intangibles	123,366	35,105	88,261
Indefinite-Lived Trade Name	1,290		1,290
Total Intangibles	$ 124,656	$ 35,105	$ 89,551

Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.

(In thousands, except per share amounts)

During 2012, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

		Purchase Price Allocation	Weighted-Average Life
Customer relationships	$	7,810	15 years
Trade names		270	2 years
Non-competition agreements		435	2 years
Total Intangibles Acquired	$	8,515	14 years

Amortization of intangibles totaled $11,465, $11,382 and $10,151 in fiscal 2012, 2011 and 2010, respectively, and is included in selling, distribution and administrative expenses in the statements of consolidated income. Amortization expense based on the Company's intangible assets as of June 30, 2012 is estimated to be $11,200 for 2013, $9,800 for 2014, $8,900 for 2015, $8,200 for 2016 and $7,600 for 2017.

NOTE 5: DEBT

The Company had no outstanding borrowings as of June 30, 2012 or June 30, 2011.

The Company has a revolving credit facility with a group of banks expiring in May 2017. This agreement provides for unsecured borrowings of up to $150,000. Fees on this facility range from 0.09% to 0.175% per year based upon the Company's leverage ratio at each quarter end. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank's cost of funds at the Company's discretion. Unused lines under this facility, net of outstanding letters of credit of $6,854 to secure certain insurance obligations, totaled $143,146 at June 30, 2012 and are available to fund future acquisitions or other capital and operating requirements.

The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing with terms of up to fifteen years. The agreement expires in February 2013. There were no borrowings under this agreement at June 30, 2012 or June 30, 2011.

The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2012, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2012, the Company was in compliance with all covenants.

NOTE 6: FAIR VALUE MEASUREMENTS

Marketable securities measured at fair value at June 30, 2012 and June 30, 2011 totaled $10,322 and $10,881, respectively. These marketable securities are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets on the consolidated balance sheets and their fair values were derived using quoted market prices (Level 1 in the fair value hierarchy).

NOTE 7: INCOME TAXES

Income Before Income Taxes

The components of income before income taxes are as follows:

Year Ended June 30,		2012		2011		2010
U.S.	$	137,667	$	127,567	$	91,932
Foreign		29,159		25,321		13,085
Total income before income taxes	$	166,826	$	152,888	$	105,017

Provision

The provision (benefit) for income taxes consists of:

Year Ended June 30,	**2012**	2011	2010
Current:			
Federal	**$ 36,178**	$ 36,799	$ 28,342
State and local	**5,522**	6,208	4,123
Foreign	**7,706**	8,338	4,241
Total current	**49,406**	51,345	36,706
Deferred:			
Federal	**8,577**	5,648	1,880
State and local	**503**	169	(311)
Foreign	**(439)**	(1,033)	839
Total deferred	**8,641**	4,784	2,408
Total	**$ 58,047**	$ 56,129	$ 39,114

The exercise of non-qualified stock appreciation rights and options during fiscal 2012, 2011 and 2010 resulted in $2,725, $6,003 and $1,466, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2012, 2011 and 2010 resulted in $970, $401 and $1,026, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.

Effective Tax Rates

The following reconciles the federal statutory income tax rate and the Company's effective income tax rate:

Year Ended June 30,	**2012**	2011	2010
Statutory income tax rate	**35.0%**	35.0%	35.0%
Effects of:			
State and local taxes	**2.5%**	2.8%	2.2%
U.S. tax on foreign income, net	—	1.8%	—
Valuation allowance	—	(0.6)%	0.8%
Foreign income taxes	**(1.8)%**	(1.0)%	0.5%
Deductible dividend	**(0.5)%**	(0.5)%	(0.7)%
Other, net	**(0.4)%**	(0.8)%	(0.6)%
Effective income tax rate	**34.8%**	36.7%	37.2%

(In thousands, except per share amounts)

Consolidated Balance Sheets

Significant components of the Company's net deferred tax assets are as follows:

June 30,		2012		2011
Deferred tax assets:				
Compensation liabilities not currently deductible	$	**37,341**	$	36,746
Expenses and reserves not currently deductible		**6,151**		5,498
Goodwill and intangibles		**6,518**		9,075
Net operating loss carryforwards (expiring in years 2015-2027)		**444**		432
Foreign tax credits (expiring in years 2020 and 2022)		**4,092**		4,090
Other		**480**		677
Total deferred tax assets		**55,026**		56,518
Less: Valuation allowance		**(157)**		(158)
Deferred tax assets, net of valuation allowance		**54,869**		56,360
Deferred tax liabilities:				
Inventories		**(6,021)**		(4,755)
Unremitted foreign earnings		**(2,804)**		(2,804)
Depreciation and differences in property bases		**(11,602)**		(2,062)
Total deferred tax liabilities		**(20,427)**		(9,621)
Net deferred tax assets	$	**34,442**	$	46,739
The net deferred tax asset is classified as follows:				
Other current assets	$	**12,189**	$	5,510
Deferred tax assets (long-term)		**26,424**		43,447
Other liabilities		**(4,171)**		(2,218)
Net deferred tax assets	$	**34,442**	$	46,739

Valuation allowances are provided against deferred tax assets where it is considered more-likely-than-not that the Company will not realize the benefit of such assets. The remaining net deferred tax asset is the amount management believes is more-likely-than-not of being realized. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory rates and future income levels.

U.S. federal income taxes are provided on the portion of non-U.S. subsidiaries income that is not considered to be permanently reinvested outside the U.S. and may be remitted to the U.S. At June 30, 2012, undistributed earnings of non-U.S. subsidiaries considered to be permanently reinvested and for which no U.S. tax has been provided totaled approximately $79,800. Determination of the net amount of the unrecognized tax liability with respect to these earnings is not practicable; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution. Undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested totaled approximately $13,600. U.S. taxes totaling $2,804 have been accrued on these earnings.

Unrecognized Income Tax Benefits

The Company and its subsidiaries file income tax returns in U.S. federal, various state, local and foreign jurisdictions. The following is a reconciliation of the Company's total gross unrecognized income tax benefits:

Year Ended June 30,		2012		2011		2010
Unrecognized Income Tax Benefits at beginning of the year	$	**1,181**	$	1,842	$	1,860
Current year tax positions		**331**		153		130
Prior year tax positions		**398**		50		46
Expirations of statutes of limitations		**(371)**		(273)		(194)
Settlements		**—**		(591)		—
Unrecognized Income Tax Benefits at end of year	$	**1,539**	$	1,181	$	1,842

Included in the balance of unrecognized income tax benefits at June 30, 2012, 2011 and 2010 are $1,221, $659 and $988, respectively, of income tax benefits that, if recognized, would affect the effective income tax rate.

During 2012, 2011 and 2010, the Company recognized $(95), $(22) and $22, respectively, for interest and penalties related to unrecognized income tax benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $430 and $525 as of June 30, 2012 and 2011, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.

The Company is subject to U.S. federal income tax examinations for the tax years 2009 through 2012 and to state and local income tax examinations for the tax years 2008 through 2012. In addition, the Company is subject to foreign income tax examinations for the tax years 2005 through 2012.

The Company's unrecognized income tax benefits are included in other liabilities in the consolidated balance sheets since payment of cash is not expected within one year.

NOTE 8: SHAREHOLDERS' EQUITY

Treasury Shares

At June 30, 2012, 596 shares of the Company's common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of the following:

June 30,		**2012**		2011
Postemployment liability, net of income taxes of $(3,899) and $(6,990)	**$**	**(6,229)**	$	(11,212)
Foreign currency translation		**1,718**		16,189
Unrealized gains on investment securities available for sale, net of income taxes of $(32) and $48		**(58)**		82
Total accumulated other comprehensive income (loss)	**$**	**(4,569)**	$	5,059

(In thousands, except per share amounts)

Other Comprehensive Income (Loss)

Details of other comprehensive income (loss) are as follows:

Year Ended June 30,	2012			2011			2010		
	Pre-Tax Amount	**Tax Expense (Benefit)**	**Net Amount**	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount
Foreign currency translation adjustments	**$ (14,471)**	**$ —**	**$ (14,471)**	$ 10,011	$ (264)	$ 10,275	$ 2,950	$ (32)	$ 2,982
Postemployment benefits:									
Actuarial loss on remeasurement	**(5,028)**	**(1,954)**	**(3,074)**	(930)	(435)	(495)	(3,860)	(1,467)	(2,393)
Reclassification of actuarial losses and prior service cost into SD&A expense and included in net periodic pension costs	**1,123**	**432**	**691**	2,214	850	1,364	1,781	677	1,104
Impact of reduction in postemployment benefit liability (as forecasted salary increases will not be realized) due to a plan curtailment	**8,860**	**3,411**	**5,449**	—	—	—	—	—	—
Reclassification of prior service cost into SD&A expense upon plan curtailment	**3,117**	**1,200**	**1,917**	—	—	—	—	—	—
Unrealized loss on investment securities available for sale	**(220)**	**(80)**	**(140)**	(84)	(31)	(53)	(46)	(19)	(27)
Unrealized loss on cash flow hedges	**—**	**—**	**—**	(266)	(82)	(184)	(1,103)	(365)	(738)
Reclassification of interest from cash flow hedge into interest expense	**—**	**—**	**—**	316	116	200	1,408	535	873
Other comprehensive income (loss)	**$ (6,619)**	**$ 3,009**	**$ (9,628)**	$ 11,261	$ 154	$ 11,107	$ 1,130	$ (671)	$ 1,801

Net Income Per Share

The following is a computation of basic and diluted earnings per share:

Year Ended June 30,	2012	2011	2010
Net Income	**$ 108,779**	$ 96,759	$ 65,903
Average Shares Outstanding:			
Weighted-average common shares outstanding for basic computation	**42,139**	42,433	42,312
Dilutive effect of potential common shares	**684**	821	549
Weighted-average common shares outstanding for dilutive computation	**42,823**	43,254	42,861
Net Income Per Share — Basic	**$ 2.58**	$ 2.28	$ 1.56
Net Income Per Share — Diluted	**$ 2.54**	$ 2.24	$ 1.54

Stock appreciation rights and options relating to the acquisition of 140, 176 and 1,034 shares of common stock were outstanding at June 30, 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

NOTE 9: SHARE-BASED COMPENSATION

Share-Based Incentive Plans

Following approval by the Company's shareholders in October 2011, the 2011 Long-Term Performance Plan (the "2011 Plan") replaced the 2007 Long-Term Performance Plan. The 2011 Plan, which expires in 2016, provides for granting of SARs, stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors (the Committee) may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committee at regularly scheduled meetings. Compensation costs charged to expense under award programs paid (or to be paid) with shares (including SARs, stock options, performance shares, restricted stock, and RSUs) are summarized in the table below:

Year Ended June 30,	**2012**	2011	2010
SARs and options	**$ 2,058**	$ 2,473	$ 3,020
Performance shares	**1,983**	1,705	1,076
Restricted stock and RSUs	**2,325**	1,453	1,029
Total compensation costs under award programs	**$ 6,366**	$ 5,631	$ 5,125

Such amounts are included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. It has been the practice of the Company to issue shares from treasury to satisfy requirements of awards paid with shares. The aggregate unrecognized compensation cost for share-based award programs paid (or with the potential to be paid) at June 30, 2012 is $7,434. Cost of these programs will be recognized as expense over the weighted-average remaining vesting period of 2.1 years. The aggregate number of shares of common stock which may be awarded under the 2011 Plan is 2,000; shares available for future grants at June 30, 2012 were 1,959.

Stock Appreciation Rights and Stock Options

The weighted-average assumptions used for SARs and stock option grants issued in fiscal 2012, 2011 and 2010 are:

	2012	2011	2010
Expected life, in years	**5.6**	5.1	5.5
Risk free interest rate	**1.1%**	1.6%	2.4%
Dividend yield	**2.5%**	2.5%	2.5%
Volatility	**44.2%**	46.2%	52.2%
Per share fair value of SARs and stock options granted during the year	**$ 9.88**	$ 9.78	$ 8.45

The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors. The risk free interest rate is based upon U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the SARs and stock options. The assumed dividend yield has been estimated based upon the Company's historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company's common stock for a period equal to the expected life.

SARs are redeemable solely in Company common stock. The exercise price of stock option awards may be settled by the holder with cash or by tendering Company common stock.

A summary of SARs and stock options activity is presented below:

Year Ended June 30, 2012 **(Share amounts in thousands)**	**Shares**	**Weighted-Average Exercise Price**
Outstanding, beginning of year	**1,804**	**$ 22.68**
Granted	**246**	**30.14**
Exercised	**(802)**	**21.83**
Forfeited	**(20)**	**25.94**
Outstanding, end of year	**1,228**	**$ 24.68**
Exercisable at end of year	**794**	**$ 23.37**

The weighted-average remaining contractual terms for SARs and stock options outstanding and exercisable at June 30, 2012 were 6.0 and 4.8 years, respectively. The aggregate intrinsic values of SARs and stock options outstanding and exercisable at June 30, 2012 were $15,023 and $10,775, respectively. The aggregate intrinsic value of the SARs and stock options exercised during fiscal 2012, 2011 and 2010 was $13,747, $18,526 and $5,157, respectively.

As of June 30, 2012, unrecognized compensation cost related to SARs and stock options amounted to $1,951. That cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during fiscal 2012, 2011 and 2010 was $4,266, $2,645 and $2,673, respectively.

Performance Shares

Performance shares are intended to provide incentives to achieve three-year goals. Performance shares pay out in shares of Applied stock at the end of a three-year period provided the Company achieves the established goals. The number of Applied shares payable will vary depending on the level of the goal achieved.

A summary of nonvested performance shares activity at June 30, 2012 is presented below:

Year Ended June 30, 2012 (Share amounts in thousands)	Shares	Weighted-Average Grant-Date Fair Value
Nonvested, beginning of year	222	$ 23.23
Granted	31	28.34
Forfeitures	(47)	27.15
Vested	(144)	20.67
Nonvested, end of year	62	$ 28.80

The Committee set three one-year goals for the 2012 and 2011 grants tied to the Company's earnings before interest, tax, depreciation, and amortization (EBITDA) and after-tax return on assets (ROA). Each fiscal year during the three-year term has its own separate goals. Achievement during any particular fiscal year is "banked" for payout at the end of the three-year term.

As of June 30, 2012, the potential shares to be banked in future periods was 62. Unrecognized compensation cost relating to these shares has the potential to reach $1,812 and would be recognized in expense over the weighted-average remaining vesting period of 1.7 years.

Restricted Stock and Restricted Stock Units

Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards vest over periods of one to four years. RSUs are grants valued in shares of Applied stock, but shares are not issued until the grants vest three years from the award date, assuming continued employment with Applied. RSUs vest on a pro rata basis upon retirement during the three-year term. Applied pays dividend equivalents on RSUs on a current basis.

A summary of the status of the Company's nonvested restricted stock and RSUs at June 30, 2012 is presented below:

Year Ended June 30, 2012 (Share amounts in thousands)	Shares	Weighted-Average Grant-Date Fair Value
Nonvested, beginning of year	162	$ 25.97
Granted	135	31.58
Forfeitures	(31)	27.30
Vested	(15)	31.42
Nonvested, end of year	251	$ 28.50

Unrecognized compensation cost related to unvested restricted stock awards and RSUs aggregated $3,670 at June 30, 2012, and is expected to be recognized over the weighted-average remaining vesting period of 2.1 years.

Performance Grants

In fiscal 2009 and 2008, the Executive Organization and Compensation Committee made annual awards of three-year performance grants to key officers. A target payout was established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company's achievement of sales growth, return on sales, and total shareholder return targets. All performance periods had expired by June 30, 2011. During fiscal 2011 and 2010, the Company recorded $1,020 and $(231), respectively, of compensation expense (income) for achievement relative to the total shareholder return-based goals of the Company's performance grants. The liability at June 30, 2011 was $1,558; this was paid in fiscal 2012.

NOTE 10: BENEFIT PLANS

Retirement Savings Plan

Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. Participants may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2012, 2011 and 2010). The Company partially matches 401(k) contributions by participants; this match was suspended from January 1, 2009 to June 30, 2010. The Company's expense for profit sharing and matching of associates' 401(k) contributions was $10,866, $11,251 and $4,891 during fiscal 2012, 2011 and 2010, respectively.

Deferred Compensation Plans

The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Assets held in these rabbi trusts consist of investments in money market and mutual funds and Company common stock.

Postemployment Benefit Plans

The Company provides the following postemployment benefits which, except for the Qualified Defined Benefit Retirement Plan, are unfunded:

Supplemental Executive Retirement Benefits Plan

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable beginning at retirement and determinable at retirement based upon a percentage of the participant's historical compensation. On December 19, 2011, the Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the Supplemental Executive Retirement Benefits Plan (SERP) effective December 31, 2011. This action constituted a plan curtailment. The plan liability was remeasured in conjunction with the curtailment using a 3.5% discount rate and participant final average earnings through the curtailment date. The remeasurement in conjunction with the curtailment resulted in an actuarial loss (recorded in other comprehensive income (loss)) of $302 ($492 loss, net of income tax of $190).

The curtailment is reflected in the Company's consolidated balance sheets as: 1) a reduction to the overall SERP liability (included in postemployment benefits) of $8,860, 2) a reduction to deferred tax assets of $3,411 and 3) an increase in accumulated other comprehensive income (loss) of $5,449. Prior service costs previously recorded through accumulated other comprehensive income (loss) were reclassified into the statements of consolidated income ($3,117 gross expense, net of income tax of $1,200). The gross expense is recorded in selling, distribution and administrative expense in fiscal 2012.

Key Executive Restoration Plan

In fiscal 2012, the Executive Organization & Compensation Committee of the Board of Directors adopted the Key Executive Restoration Plan (KERP), an unfunded, non-qualified deferred compensation plan, to replace the SERP. The Company recorded $128 of expense associated with this plan in fiscal 2012.

Qualified Defined Benefit Retirement Plan

The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly associates at retirement. These associates do not participate in the Retirement Savings Plan. The benefits are based on length of service and date of retirement.

(In thousands, except per share amounts)

Salary Continuation Benefits

The Company has agreements with certain retirees of acquired companies to pay monthly retirement benefits through fiscal 2020.

Retiree Health Care Benefits

The Company provides health care benefits to eligible retired associates who pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a postretirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.

The Company uses a June 30 measurement date for all plans.

The following table sets forth the changes in benefit obligations and plan assets during the year and the funded status for the postemployment plans at June 30:

	Pension Benefits		Retiree Health Care Benefits	
	2012	2011	**2012**	2011
Change in benefit obligation:				
Benefit obligation at beginning of the year	**$ 53,490**	$ 51,114	**$ 4,667**	$ 4,593
Service cost	**289**	460	**30**	39
Interest cost	**2,047**	2,232	**237**	235
Plan participants' contributions	**—**	—	**47**	37
Benefits paid	**(4,144)**	(1,856)	**(256)**	(227)
Amendments	**150**	151	**—**	—
Actuarial loss (gain) during year	**4,179**	1,389	**423**	(10)
Curtailment	**(8,860)**	—	**—**	—
Benefit obligation at end of year	**$ 47,151**	$ 53,490	**$ 5,148**	$ 4,667
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 6,056**	$ 5,229	**$ —**	$ —
Actual (loss) gain on plan assets	**(30)**	984	**—**	—
Employer contributions	**4,557**	1,699	**209**	190
Plan participants' contributions	**—**	—	**47**	37
Benefits paid	**(4,144)**	(1,856)	**(256)**	(227)
Fair value of plan assets at end of year	**$ 6,439**	$ 6,056	**$ —**	$ —
Funded status at end of year	**$ (40,712)**	$ (47,434)	**$ (5,148)**	$ (4,667)

The amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income (loss) for the postemployment plans were as follows:

	Pension Benefits		Retiree Health Care Benefits	
June 30,	**2012**	2011	**2012**	2011
Amounts recognized in the consolidated balance sheets:				
Other current liabilities	**$ 6,018**	$ 4,151	**$ 220**	$ 220
Postemployment benefits	**34,694**	43,283	**4,928**	4,447
Net amount recognized	**40,712**	$ 47,434	**$ 5,148**	$ 4,667
Amounts recognized in accumulated other comprehensive income (loss):				
Net actuarial (loss) gain	**(10,112)**	$ (15,012)	**$ 398**	$ 892
Prior service cost	**(279)**	(3,808)	**(135)**	(274)
Total amounts recognized in accumulated other comprehensive income (loss)	**(10,391)**	$ (18,820)	**$ 263**	$ 618

The following table provides information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets:

	Pension Benefits	
June 30,	**2012**	2011
Projected benefit obligations	**$ 47,151**	$ 53,490
Accumulated benefit obligations	**47,151**	43,528
Fair value of plan assets	**6,439**	6,056

The net periodic costs are as follows:

	Pension Benefits			Retiree Health Care Benefits		
Year Ended June 30,	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 289**	$ 460	$ 574	**$ 30**	$ 39	$ 52
Interest cost	**2,047**	2,232	2,911	**237**	235	259
Expected return on plan assets	**(396)**	(385)	(351)	**—**	—	—
Recognized net actuarial loss (gain)	**644**	1,449	924	**(72)**	(83)	(87)
Amortization of prior service cost	**412**	710	797	**139**	139	148
Recognition of prior service cost upon plan curtailment	**3,117**	—	—	**—**	—	—
Net periodic cost	**$ 6,113**	$ 4,466	$ 4,855	**$ 334**	$ 330	$ 372

The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $735 and $83, respectively. The estimated net actuarial gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $(53) and $107, respectively.

Assumptions

The discount rate is used to determine the present value of future payments. In general, the Company's liability increases as the discount rate decreases and decreases as the discount rate increases. The Company computes a weighted-average discount rate taking into account anticipated plan payments and the associated interest rates from the Citigroup Pension Discount Yield Curve.

The weighted-average actuarial assumptions used to determine benefit obligations and net periodic benefit cost for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits	
June 30,	**2012**	2011	**2012**	2011
Assumptions used to determine benefit obligations at year end:				
Discount rate	**2.8%**	4.5%	**4.0%**	5.5%
Rate of compensation increase	**N/A**	5.5%	**N/A**	N/A
Assumptions used to determine net periodic benefit cost:				
Discount rate	**3.5%**	4.3%	**5.5%**	5.5%
Expected return on plan assets	**7.5%**	7.5%	**N/A**	N/A
Rate of compensation increase	**5.5%**	5.5%	**N/A**	N/A

Due to freezing participant benefits in the SERP plan, the rate of compensation increase is no longer applicable. The assumed health care cost trend rates used in measuring the accumulated benefit obligation for retiree health care benefits were 7.5% and 8% as of June 30, 2012 and 2011, respectively, decreasing to 5% by 2018.

A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2012 and for the year then ended:

	One-Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components of periodic expense	$ 48	$ (39)
Effect on postretirement benefit obligation	854	(701)

(In thousands, except per share amounts)

Plan Assets

The fair value of each major class of plan assets for the Company's Qualified Benefit Retirement Plan are valued using quoted market prices in active markets for identical instruments, or Level 1 in the fair value hierarchy. Following are the fair values and target allocation as of June 30:

	Target Allocation	Fair Value 2012	Fair Value 2011
Asset Class:			
Equity securities	40 – 70%	**$ 3,735**	$ 3,876
Debt securities	20 – 50%	**2,382**	1,756
Other	0 – 20%	**322**	424
Total	100%	**$ 6,439**	$ 6,056

Equity securities do not include any Company common stock.

The Company has established an investment policy and regularly monitors the performance of the assets of the trust maintained in conjunction with the Qualified Defined Benefit Retirement Plan. The strategy implemented by the trustee of the Qualified Defined Benefit Retirement Plan is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives are to provide for a reasonable amount of long-term capital, without undue exposure to risk; to protect the Qualified Defined Benefit Retirement Plan assets from erosion of purchasing power; and to provide investment results that meet or exceed the actuarially assumed long-term rate of return. The expected long-term rate of return on assets assumption was developed by considering the historical returns and the future expectations for returns of each asset class as well as the target asset allocation of the pension portfolio.

Cash Flows

Employer Contributions

The Company expects to contribute $6,000 to its pension benefit plans and $240 to its retiree health care benefit plans in 2013. Contributions do not equal estimated future payments as certain payments are made from plan assets.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as applicable, are expected to be paid in each of the next five years and in the aggregate for the subsequent five years:

During Fiscal Years	Pension Benefits	Retiree Health Care Benefits
2013	$ 6,200	$ 240
2014	5,900	240
2015	5,700	240
2016	4,500	240
2017	1,700	260
2018 through 2022	15,200	1,420

NOTE 11: LEASES

The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2012 are as follows:

During Fiscal Years	
2013	$ 23,500
2014	18,000
2015	14,300
2016	9,600
2017	5,100
Thereafter	11,100
Total minimum lease payments	$ 81,600

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $31,200 in 2012, $31,400 in 2011 and $30,700 in 2010.

NOTE 12: SEGMENT AND GEOGRAPHIC INFORMATION

The Company's reportable segments are: Service Center Based Distribution and Fluid Power Businesses. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, safety products, general maintenance and a variety of mill supply products. The Fluid Power Businesses segment distributes fluid power components and operates shops that assemble fluid power systems and components, performs equipment repair, and offers technical advice to customers.

The accounting policies of the Company's reportable segments are generally the same as those described in Note 1. Sales primarily from the Fluid Power Businesses segment to the Service Center Based Distribution segment of $18,097, $17,665 and $14,006, in fiscal 2012, 2011 and 2010, respectively, have been eliminated in the table below.

Segment Financial Information

	Service Center Based Distribution	Fluid Power Businesses	Total
Year Ended June 30, 2012			
Net sales	**$ 1,904,564**	**$ 470,881**	**$ 2,375,445**
Operating income for reportable segments	**135,240**	**43,236**	**178,476**
Assets used in the business	**731,915**	**230,268**	**962,183**
Depreciation and amortization of property	**9,403**	**1,833**	**11,236**
Capital expenditures	**24,339**	**1,682**	**26,021**
Year Ended June 30, 2011			
Net sales	$ 1,770,798	$ 442,051	$ 2,212,849
Operating income for reportable segments	115,798	41,793	157,591
Assets used in the business	700,486	214,445	914,931
Depreciation and amortization of property	9,152	2,082	11,234
Capital expenditures	19,392	1,039	20,431
Year Ended June 30, 2010			
Net sales	$ 1,536,543	$ 356,665	$ 1,893,208
Operating income for reportable segments	77,029	26,794	103,823
Assets used in the business	690,970	200,550	891,520
Depreciation and amortization of property	9,336	2,129	11,465
Capital expenditures	6,389	827	7,216

(In thousands, except per share amounts)

ERP related assets are included in assets used in the business and capital expenditures within the Service Center Based Distribution segment. Within the geographic disclosures, these assets are included in the United States. Expenses associated with the ERP are included in the Corporate and other income, net, line in the reconciliation of operating income for reportable segments to the consolidated income before income taxes table below.

A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	**2012**	2011	2010
Operating income for reportable segments	**$ 178,476**	$ 157,591	$ 103,823
Adjustments for:			
Intangible amortization — Service Center Based Distribution	**3,834**	3,384	1,890
Intangible amortization — Fluid Power Businesses	**7,631**	7,998	8,261
Corporate and other income, net	**(1,384)**	(4,554)	(16,378)
Total operating income	**168,395**	150,763	110,050
Interest (income) expense, net	**(9)**	1,668	5,458
Other expense (income), net	**1,578**	(3,793)	(425)
Income before income taxes	**$ 166,826**	$ 152,888	$ 105,017

Corporate and other income, net, includes the SERP curtailment loss of $3,117 recognized in the second quarter of fiscal 2012. Additional fluctuations in corporate and other income, net, are due to changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include corporate charges for working capital, logistics support and other items.

Product Category

Net sales by product category are as follows:

Year Ended June 30,	**2012**	2011	2010
Industrial	**$ 1,680,926**	$ 1,559,859	$ 1,357,206
Fluid power	**694,519**	652,990	536,002
Net sales	**$ 2,375,445**	$ 2,212,849	$ 1,893,208

The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems, and repair services through the Company's Fluid Power Businesses segment as well as the Service Center Based Distribution segment.

Geographic Information

Net sales are presented in geographic areas based on the location of the facility shipping the product. Long-lived assets are based on physical locations and are comprised of the net book value of property, goodwill and intangible assets. Information by geographic area is as follows:

Year Ended June 30,	**2012**	2011	2010
Net Sales:			
United States	**$ 2,009,317**	$ 1,891,700	$ 1,644,237
Canada	**292,913**	260,015	199,772
Mexico	**73,215**	61,134	49,199
Total	**$ 2,375,445**	$ 2,212,849	$ 1,893,208

June 30,	**2012**	2011
Long-Lived Assets:		
United States	**$ 198,076**	$ 191,947
Canada	**42,624**	29,893
Mexico	**10,323**	13,706
Total	**$ 251,023**	$ 235,546

NOTE 13: COMMITMENTS AND CONTINGENCIES

In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of $4,400 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the consolidated financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company believes the likelihood is remote that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 14: OTHER EXPENSE (INCOME), NET

Other expense (income), net, consists of the following:

Year Ended June 30,	**2012**	2011	2010
Unrealized loss (gain) on assets held in rabbi trust for a non-qualified deferred compensation plan	**$ 36**	$ (2,016)	$ (1,012)
Benefit from payouts on corporate-owned life insurance policies	**—**	(1,722)	—
Foreign currency transaction losses (gains)	**1,592**	(541)	36
Loss on cross-currency swap	**—**	368	510
Other, net	**(50)**	118	41
Total other expense (income), net	**$ 1,578**	$ (3,793)	$ (425)

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $12,300 and a net cash surrender value of $3,200 at June 30, 2012. In January 2011, the Company received death benefits under two of these policies and realized a gain of $1,722.

NOTE 15: SUBSEQUENT EVENT

On August 1, 2012, the Company acquired SKF's company-owned distribution businesses in Australia and New Zealand for cash consideration. These businesses will expand Applied's global capabilities and are part of the Service Center Based Distribution segment. The Company funded the acquisition from its available cash and existing revolving credit facilities. Results of operations acquired will be included in the Company's results of operations from the date of closing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio

Deloitte.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related statements of consolidated income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 15, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Cleveland, Ohio
August 15, 2012

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Vice President — Chief Financial Officer & Treasurer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's Management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to the preparation and presentation of the consolidated financial statements and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2012. This evaluation was based on the criteria set forth in the framework *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company's internal control over financial reporting was effective as of June 30, 2012.

The effectiveness of the Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Neil A. Schrimsher
Chief Executive Officer

Mark O. Eisele
Vice President – Chief Financial Officer & Treasurer

Benjamin J. Mondics
President & Chief Operating Officer

Daniel T. Brezovec
Corporate Controller

August 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio

Deloitte.

We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, comprehensive income, shareholders' equity and cash flows as of and for the year ended June 30, 2012 of the Company and our report dated August 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Cleveland, Ohio
August 15, 2012

QUARTERLY OPERATING RESULTS

(In thousands, except per share amounts)
(UNAUDITED)

	Net Sales	Gross Profit	Operating Income	Net Income	Per Common Share Net Income	Per Common Share Cash Dividend
2012						
First Quarter	**$ 579,574**	**$158,704**	**$ 43,267**	**$ 26,382**	**$ 0.61**	**$ 0.19**
Second Quarter	**570,397**	**155,469**	**33,335**	**20,935**	**0.49**	**0.19**
Third Quarter	**605,461**	**167,613**	**42,019**	**29,418**	**0.69**	**0.21**
Fourth Quarter	**620,013**	**172,686**	**49,774**	**32,044**	**0.75**	**0.21**
	$ 2,375,445	**$654,472**	**$ 168,395**	**$ 108,779**	**$ 2.54**	**$ 0.80**
2011						
First Quarter	$ 527,501	$ 143,120	$ 34,891	$ 20,755	$ 0.48	$ 0.17
Second Quarter	529,517	144,281	33,056	21,193	0.49	0.17
Third Quarter	565,970	156,566	38,201	26,536	0.61	0.17
Fourth Quarter	589,861	169,143	44,615	28,275	0.65	0.19
	$ 2,212,849	$ 613,110	$ 150,763	$ 96,759	$ 2.24	$ 0.70
2010						
First Quarter	$ 437,743	$ 115,444	$ 17,641	$ 11,187	$ 0.26	$ 0.15
Second Quarter	446,253	116,905	18,903	10,487	0.24	0.15
Third Quarter	486,141	130,356	27,037	16,525	0.39	0.15
Fourth Quarter	523,071	153,017	46,469	27,704	0.64	0.15
	$ 1,893,208	$ 515,722	$ 110,050	$ 65,903	$ 1.54	$ 0.60

On August 6, 2012 there were 5,975 shareholders of record including 4,295 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 6, 2012 was $37.96 per share.

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year-end inventory quantities on LIFO costs.

During the year ended June 30, 2012, overall LIFO expense was $7,100, which is net of $3,400 of LIFO layer liquidations recorded in the fourth quarter. The Company recorded overall LIFO benefits of $600 in the fourth quarter (including the liquidation), which reduced cost of goods sold.

During the year ended June 30, 2011, the Company recorded overall LIFO benefits of $5,294, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amount. Total fiscal year 2011 LIFO benefits were recorded as follows: $301 in the first quarter, $1,823 in the second quarter, $356 in the third quarter and $2,814 in the fourth quarter.

During the year ended June 30, 2010, the Company recorded overall LIFO benefits of $23,500, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amount. Total fiscal year 2010 LIFO benefits were recorded as follows: $710 in the first quarter, $1,800 in the second quarter, $4,840 in the third quarter and $16,150 in the fourth quarter.

In the second quarter of fiscal 2011, Applied commenced its ERP project to transform the Company's technology platforms and enhance its business information and transaction systems for future growth. Fiscal 2012 cash expenses associated with this project totaled $18,300 and were recorded as follows: $3,700 in the first quarter, $4,100 in the second quarter, $5,700 in the third quarter and $4,800 in the fourth quarter. Fiscal 2011 cash expenses associated with this project totaled $8,500 and were recorded as follows: $800 in the second quarter, $2,900 in the third quarter and $4,800 in the fourth quarter.

In the second quarter of fiscal 2012, the Company's earnings were reduced by $4,400 due to two one-time items: freezing the Company's Supplemental Executive Retirement Benefits Plan and CEO transition expense.

In the third quarter of fiscal 2011, the Company received death benefits under life insurance policies and realized a gain of $1,722.

QUARTERLY VOLUME AND PRICE INFORMATION

	Shares Traded	Average Daily Volume	Price Range High	Price Range Low
2012				
First Quarter	**26,284,500**	**410,700**	**$ 36.77**	**$24.50**
Second Quarter	**19,521,900**	**309,900**	**36.07**	**25.63**
Third Quarter	**15,756,700**	**254,100**	**42.01**	**34.78**
Fourth Quarter	**16,697,600**	**265,000**	**41.79**	**34.44**
2011				
First Quarter	18,731,300	292,700	$ 31.08	$ 24.15
Second Quarter	22,875,900	357,400	33.34	29.00
Third Quarter	17,150,600	276,600	34.92	30.63
Fourth Quarter	19,014,600	301,800	36.01	31.94
2010				
First Quarter	12,316,800	192,400	$ 23.17	$ 18.11
Second Quarter	13,876,700	216,800	22.91	18.80
Third Quarter	11,246,000	184,400	25.20	21.06
Fourth Quarter	23,193,800	368,200	33.00	24.80

10 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)
(UNAUDITED)

	2012	2011	2010
Consolidated Operations - Year Ended June 30			
Net sales	**$2,375,445**	$2,212,849	$1,893,208
Depreciation and amortization of property	**11,236**	11,234	11,465
Amortization:			
Intangible assets	**11,465**	11,382	10,151
SARs and stock options (b)	**2,058**	2,473	3,020
Operating income	**168,395**	150,763	110,050
Net income	**108,779**	96,759	65,903
Per share data:			
Net income:			
Basic	**2.58**	2.28	1.56
Diluted	**2.54**	2.24	1.54
Cash dividend	**0.80**	0.70	0.60
Year-End Position - June 30			
Working capital	**$ 435,593**	$ 404,226	$ 347,528
Long-term debt (including long-term debt classified as current)			75,000
Total assets	**962,183**	914,931	891,520
Shareholders' equity	**672,131**	633,563	555,039
Year-End Statistics - June 30			
Current ratio	**2.9**	2.9	2.3
Operating facilities	**476**	474	455
Shareholders of record	**6,225**	6,208	5,884
Return on assets (c)	**11.8%**	11.1%	7.9%
Return on equity (d)	**16.7%**	16.3%	12.4%
Capital expenditures	**$ 26,021**	$ 20,431	$ 7,216

(a) The goodwill impairment charge in fiscal 2009 reduced operating income by $36,605, net income by $23,000 and net income per share by $0.54.
(b) Prior to 2004, the Company did not record SAR or stock option expense as it was not required by Generally Accepted Accounting Principles.
(c) Return on assets is calculated as net income divided by monthly average assets, exclusive of the goodwill impairment.
(d) Return on equity is calculated as net income divided by the average shareholders' equity (beginning of the year and end of the year divided by 2).

Net Sales
(Dollars in Billions)



$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.5
$1.5
$1.7
$1.9
$2.0
$2.1
$1.9
$1.9
$2.2
$2.4
03 04 05 06 07 08 09 10 11 12

Net Income
(Dollars in Millions)



$120
$100
$80
$60
$40
$20
$0
$19.8
$31.5
$55.3
$72.3
$86.0
$95.5
$42.3*
$65.9
$96.8
$108.8
03 04 05 06 07 08 09 10 11 12

* The goodwill impairment charge in fiscal 2009 reduced net income by $23.0 million.

Net Income Per Share
(Dollars)



$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$0.46
$0.71
$1.20
$1.57
$1.93
$2.19
$0.99*
$1.54
$2.24
$2.54
03 04 05 06 07 08 09 10 11 12

* The goodwill impairment charge in fiscal 2009 reduced net income per share by $0.54.

2009 (a)	2008	2007	2006	2005	2004	2003
$ 1,923,148	$ 2,089,456	$ 2,014,109	$ 1,900,780	$ 1,717,055	$ 1,517,004	$ 1,464,367
12,736	12,776	13,489	13,128	13,832	14,381	14,458
46,260	1,663	1,045	732	993	826	781
3,702	2,999	2,494	2,658	2,111	1,586	–
72,493	152,824	135,011	115,592	87,968	51,448	36,254
42,260	95,456	86,022	72,299	55,339	31,471	19,832
1.00	2.23	1.97	1.62	1.24	0.73	0.47
0.99	2.19	1.93	1.57	1.20	0.71	0.46
0.60	0.60	0.48	0.40	0.29	0.21	0.21
$ 369,038	$ 409,186	$ 365,523	$ 370,013	$ 345,806	$ 286,022	$ 259,359
75,000	25,000	75,395	76,186	76,977	77,767	78,558
809,328	798,771	777,369	730,671	690,170	596,841	553,404
508,102	502,075	450,983	414,822	393,287	339,535	307,856
3.4	3.1	2.6	3.0	2.9	2.9	2.8
464	459	445	452	440	434	440
6,329	6,305	6,242	6,192	6,079	6,154	6,157
7.7%	12.2%	11.6%	10.3%	8.8%	5.6%	3.7%
8.4%	20.0%	19.9%	17.9%	15.1%	9.7%	6.5%
$ 6,988	$ 8,410	$ 11,192	$ 11,057	$ 9,208	$ 14,383	$ 12,794

Shareholders' Equity
(Dollars in Millions)



$800
$700
$600
$500
$400
$300
$200
$100
$0
$307.9
$339.5
$393.3
$414.8
$451.0
$502.1
$508.1
$555.0
$633.6
$672.1
03
04
05
06
07
08
09
10
11
12

Dividends Per Share
(Dollars)



$0.9
$0.8
$0.7
$0.6
$0.5
$0.4
$0.3
$0.2
$0.1
$0.0
$0.21
$0.21
$0.29
$0.40
$0.48
$0.60
$0.60
$0.60
$0.70
$0.80
03
04
05
06
07
08
09
10
11
12

DIRECTORS

JOHN F. MEIER (3, 4) Age 64
Former Chairman and Chief Executive Officer
Libbey Inc. (Tableware Products)
Chairman of the Board of Directors

WILLIAM G. BARES (4) Age 71
Former Chairman and Chief Executive Officer
The Lubrizol Corporation (Specialty Chemical Products)

THOMAS A. COMMES (1, 3) Age 70
Former President and Chief Operating Officer
The Sherwin-Williams Company (Paints and Coatings)

PETER A. DORSMAN (2) Age 57
Executive Vice President & Chief Quality Officer
NCR Corporation (Self-Service Technology Solutions)

L. THOMAS HILTZ (2, 3) Age 66
Attorney

EDITH KELLY-GREEN (2) Age 59
Former Vice President and Chief Sourcing Officer
FedEx Express (Express Transportation)

DAN P. KOMNENOVICH (2) Age 60
President and Chief Executive Officer
Aviall, Inc.
(Aviation Parts, Related Aftermarket Operations)

J. MICHAEL MOORE (1) Age 69
President
Oak Grove Consulting Group, Inc.
(Management Consulting)
Former Chairman and Chief Executive Officer
Invetech Company (Industrial Distributor)

VINCENT K. PETRELLA (1) Age 52
Senior Vice President, Chief Financial Officer and Treasurer
Lincoln Electric Holdings, Inc.
(Welding, Brazing Products Manufacturer)

NEIL A. SCHRIMSHER (3) Age 48
Chief Executive Officer
Applied Industrial Technologies, Inc.

JERRY SUE THORNTON, Ph.D. (1) Age 65
President
Cuyahoga Community College
(Two-Year Educational Institution)

PETER C. WALLACE (3, 4) Age 58
President and Chief Executive Officer
Robbins & Myers, Inc. (Equipment Manufacturer)

Committees of The Board

(1) Audit Committee
Chairman: Thomas A. Commes

(2) Corporate Governance Committee
Chairman: L. Thomas Hiltz

(3) Executive Committee
Chairman: John F. Meier

(4) Executive Organization and Compensation Committee
Chairman: Peter C. Wallace

OFFICERS

NEIL A. SCHRIMSHER Age 48
Chief Executive Officer

BENJAMIN J. MONDICS Age 54
President & Chief Operating Officer

THOMAS E. ARMOLD Age 57
Vice President – Marketing and Strategic Accounts

TODD A. BARLETT Age 57
Vice President – Acquisitions and Global Business Development

FRED D. BAUER Age 46
Vice President – General Counsel & Secretary

MICHAEL L. COTICCHIA Age 49
Vice President – Chief Human Resources Officer

MARK O. EISELE Age 55
Vice President – Chief Financial Officer & Treasurer

DANIEL T. BREZOVEC Age 51
Corporate Controller

JODY A. CHABOWSKI Age 52
Assistant Controller

OTHER KEY MANAGEMENT

DARREN B. "BEN" PADD Age 39
Vice President -- Midwest Area

IVAN J. BATISTA Age 39
General Director –
Rafael Benitez Carrillo, Inc. (Puerto Rico)

ROBERT E. CURLEY Age 52
Vice President – Southeast Area

BARBARA D. EMERY Age 53
Vice President – Human Resources

WARREN E. "BUD" HOFFNER Age 52
Vice President, General Manager – Fluid Power

JAMES A. JEFFIERS Age 38
Vice President – Central States Area

LONNY D. LAWRENCE Age 49
Vice President – Information Technology

JOHN M. LEYO Age 61
Vice President – North Atlantic Area

SERGIO H. NEVÁREZ Age 54
General Director – Applied Mexico

JILL A. OLSEN Age 54
Vice President – Project Genesis

RONALD A. SOWINSKI Age 51
President & Chief Operating Officer –
Applied Industrial Technologies Ltd. (Canada)

KURT J. WEINHEIMER Age 56
Vice President – Western Area

SHAREHOLDER INFORMATION

Applied Industrial Technologies, Inc. common stock is listed on the New York Stock Exchange under the symbol AIT. The Company is identified in most financial listings as "AppliedIndlTch."

RESEARCH ON APPLIED INDUSTRIAL TECHNOLOGIES IS AVAILABLE THROUGH:

BB&T CAPITAL MARKETS
Holden Lewis, 703/471-3894

CJS SECURITIES
Jonathan Tanwanteng, 914/287-7600

CLEVELAND RESEARCH COMPANY
Adam Uhlman, 216/649-7241

KEYBANC CAPITAL MARKETS
Jeffrey D. Hammond, 216/689-0236

SIDOTI & CO.
Joseph Mondillo, 212/894-3339

GREAT LAKES REVIEW – Division of Wellington Shields & Co.
Elliott Schlang, 216/767-1340

STEPHENS INC.
Matt Duncan, 501/377-3723

WELLS FARGO SECURITIES, LLC
Allison Poliniak-Cusic, 212/214-5062

WUNDERLICH SECURITIES
Brent D. Rakers, 901/251-2236

SHAREHOLDER INQUIRIES

Requests to transfer Applied Industrial Technologies, Inc. shares and all correspondence regarding address change information, duplicate mailings, missing certificates, failure to receive dividend checks in a timely manner or to participate in the Company's direct stock purchase program should be directed to the Company's transfer agent and registrar:

COMPUTERSHARE TRUST COMPANY, N.A.
250 Royall Street
Canton, MA 02021
800/988-5291

INVESTOR RELATIONS INQUIRIES SHOULD BE DIRECTED TO:

MARK O. EISELE
Vice President – Chief Financial Officer & Treasurer
Applied Industrial Technologies
1 Applied Plaza
Cleveland, OH 44115-5014
Telephone: 216/426-4000, Fax: 216/426-4845

ANNUAL REPORT ON FORM 10-K

The Applied Industrial Technologies, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2012, including the financial statements and schedules thereto, is available at our website at www.Applied.com. It is also available without charge upon written request to the Vice President – Chief Financial Officer & Treasurer at the address shown.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, October 23, 2012, at the Corporate Headquarters of Applied Industrial Technologies, 1 Applied Plaza, East 36th and Euclid Avenue, Cleveland, Ohio 44115.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Applied Industrial Technologies, Inc., Standard & Poor's 500, and Peer Group
(Performance Results from 7/1/2007 through 6/30/2012)



$200.00
$150.00
$100.00
$50.00
$0.00
2007
2008
2009
2010
2011
2012
Applied Industrial Technologies, Inc.
Standard & Poor's 500
Peer Group

Assumes $100 invested at the close of trading 6/30/07 in Applied Industrial Technologies, Inc. common stock, Standard & Poor's 500, and Peer Group.

Cumulative total return assumes reinvestment of dividends.

The returns of the companies in the Peer Group are weighted based on the companies' relative stock market capitalization.

Peer Group companies selected on a line-of-business basis include: DXP Enterprises, Inc.; Fastenal Company; Genuine Parts Company; W. W. Grainger, Inc.; Kaman Corporation; Lawson Products, Inc.; MSC Industrial Direct Co., Inc.; and WESCO International, Inc.

	2007	2008	2009	2010	2011	2012
Applied Industrial Technologies, Inc.	$100.00	$83.63	$70.22	$92.62	$133.17	$141.07
Standard & Poor's 500	100.00	86.88	64.11	73.36	95.88	101.10
Peer Group	100.00	86.96	74.77	100.34	148.47	170.81

Source: Value Line Publishing LLC

APPLIED
Industrial Technologies®

Corporate Headquarters
1 Applied Plaza
Cleveland, Ohio 44115
216/426-4000
Applied.com